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 FORM 3                                                   OMB APPROVAL
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                                                  OMB Number:          3235-0104
                                                  Expires:    September 30, 1998
                                                  Estimated average burden
                                                  hours per response ......  0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 (Print or Type Responses)

 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    JDS Uniphase Corporation                  Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)          Optical Coating Laboratory, Inc. OCLI   (Month/Day/Year)
     (Last)     (First)     (Middle)              11/3/99                ----------------------------------
    163 Baypointe Parkway                  ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS or Social Security           Persons to Issuer             7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)               Group Filing (Check
    San Jose, California 95134                Person (Voluntary)               Director     X    10% Owner      Applicable Line)
--------------------------------------                                   -----            -----                     Form filed by
      (City)      (State)      (Zip)       ----------------------------        Officer           Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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    Common Stock, $.01 Par Value           No Securities beneficially owned.
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                                              See Attachment
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                    SEC 1473 (9-96)
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
 FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deriv-        ative
                                                                                      ative         Security:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)

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                                                       No Securities
                                                     beneficially owned
                                                       See attachment
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Explanation of Responses:

See attachment
                                                                                        /s/ Michael C. Phillips         11/15/99
                                                                                        --------------------------  ----------------
                                                                                        Name: Michael C. Phillips        Date
                                                                                       Title: Senior Vice President,
**Intentional misstatements or omissions of facts constitute Federal Criminal                 Business Development,
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                      General Counsel

Note. File three copies of this form, one of which must be manually signed.                                                Page 2
  If space is insufficient, See Instruction 6 for procedure.                                             SEC 1473 (9/96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently value OMB Number.

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                              ATTACHMENT TO FORM 3


      In connection with the Agreement and Plan of Reorganization and Merger dated as of November 3, 1999, among JDS Uniphase Corporation ("the Reporting
Person"), Vintage Acquisition, Inc. and Optical Coating Laboratory, Inc.
("OCLI"), the Reporting Person and OCLI entered into a Company Stock Option
Agreement pursuant to which OCLI granted the Reporting Person an option (the
"Option") to purchase up to 2,838,060 shares of Common Stock, par value $0.01 per share, of OCLI (the "Option Shares"), for a purchase price of $177.65 per share (the "Purchase Price"). Prior to the exercise of the Option, the Reporting Person is not entitled to any rights as a shareholder of OCLI as to the Option Shares. The number of Option Shares and the Purchase Price are subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by the Reporting Person upon exercise of the Option at the time of its exercise may not exceed 19.9% of the outstanding shares of common stock of OCLI. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such occurrence, the Reporting Person expressly disclaims beneficial ownership of the Option Shares.